Hilton Group plc

Ladbroke Group



SUPPL

82-1571

With Compliments

Maple Court, Central Park, Reeds Crescent, Watford, Hertfordshire WD24 4QQ
Telephone +44 (0)20 7856 8000 Fax +44 (0)20 7856 8001 www.hiltongroup.com


Hilton


Ladbrokes


LivingWell

Hilton Group plc

COMPANIES ACT 1985 ("THE ACT")

DISCLOSURE OF INTERESTS IN SHARES

HILTON GROUP PLC ("THE COMPANY") HAS TODAY RECEIVED NOTIFICATION FROM PUTNAM INVESTMENT MANAGEMENT, LLC AND THE PUTNAM ADVISORY COMPANY, LLC (TOGETHER "PUTNAM") THAT THE BENEFICIAL INTERESTS OF PUTNAM'S CLIENTS ON 7 MAY 2003 INCREASED TO 79,466,372 ORDINARY SHARES OF 10P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 5.03% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

Dlw 5/27

Hilton Group plc

DIRECTORS' SHARE INTERESTS

HILTON GROUP PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS IN FULLY PAID ORDINARY SHARES OF 10P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S ALL-EMPLOYEE SHARE OWNERSHIP PLAN ("THE PLAN") WHICH WAS AUTHORISED BY SHAREHOLDERS ON 25 MAY 2001 AND APPROVED BY THE INLAND REVENUE IN THE UK:

DIRECTOR	*NO. OF SHARES PURCHASED (NOTE 1)*	*NO. OF BONUS SHARES AWARDED (NOTE 2)*	*CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*
CHRISTOPHER BELL	46	23	1,293
DAVID MICHELS	46	23	1,293
BRIAN WALLACE	46	23	1,293

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 12 MAY 2003 AT 164.75P PER SHARE

2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1 OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.